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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                AMENDMENT ONE FOR
                                 PENNICHUCK CORP
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    708254206
                                 (CUSIP Number)

                                   02/24/2006
             (Date of Event Which Requires Filing of this Statement)

     Check appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)
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-------------------                                            -----------------
CUSIP No. 708254206                     13G                    Page 1 of 1 Pages
-------------------                                            -----------------


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1    Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
     (Entities Only)
        Pictet (London) Limited
        Pictet Asset Management Limited ("PAM")
        Pictet (London) Limited is the parent corporation of PAM
        The reporting persons disclaim beneficial ownership of the shares reported, which are owned of record and beneficially by two non-U.S. investment funds, both managed by PAM.
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC Use Only
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4    Citizenship or Place of Organization
        Pictet (London) Limited - United Kingdom
        Pictet Asset Management Limited - United Kingdom
--------------------------------------------------------------------------------
               5    Sole Voting Power:
                       Pictet (London) Limited: 421,106
                       (indirect through PAM)
                       PAM: 421,106
               -----------------------------------------------------------------
  Number of    6    Shared Voting Power:
   Shares              Pictet (London) Limited: None
Beneficially           PAM: None
  Owned by     -----------------------------------------------------------------
    Each       7    Sole Dispositive Power:
  Reporting            Pictet (London) Limited: 421,106
 Person With           (indirect through PAM)
                       PAM: 421,106
               -----------------------------------------------------------------
               8    Shared Dispositive Power:
                       Pictet (London) Limited: None
                       PAM: None
--------------------------------------------------------------------------------
 9   Aggregate Amount Beneficially Owned by Each Reporting Person
        Pictet (London) Limited: 421,106 (indirect through PAM)
        PAM: 421,106
--------------------------------------------------------------------------------
10   Check if the Aggregate Amount in Row (9) Excludes Certain Shares        [ ]
--------------------------------------------------------------------------------
11   Percent of Class Represented by Amount in Row (9)
        Pictet (London) Limited: 10.05% (indirect through PAM)
        PAM: 10.05%
--------------------------------------------------------------------------------
12   Type of Reporting Person:
        Pictet (London) Limited: HC
        PAM: IA
--------------------------------------------------------------------------------
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Item 1.

     (a)  Name of Issuer: PENNICHUCK CORP

     (b)  Address of Issuer's Principal Executive Offices:

          25 Manchester Street
          Merrimack
          NH 03054
          United States

Item 2

     (a)  Names of Persons Filing:

          Pictet (London) Limited, holding company for:
          Pictet Asset Management Limited ("PAM")
          Pictet (London) Limited is the parent corporation of PAM

     (b)  Address of Principal Business Office or, if none, Residence:

          Pictet (London) Limited: Tower 42 Level 37
                                   25 Old Broad Street
                                   London EC2N 1HQ
                                   UNITED KINGDOM

          PAM: Same

     (c)  Citizenship:

               Pictet (London) Limited: United Kingdom
               PAM: Same

     (d)  Title of Class Securities: Common Stock

     (e)  CUSIP Number: 708254206

Item 3. If this statement is filed pursuant to Rule 13d-1 (b), or 13d-2 (b) or
(c), check whether the person is A

     Not applicable.

Item 4. Ownership

     The reporting persons disclaim beneficial ownership of the shares reported, which are owned of record and beneficially by two non-U.S. investment funds, both are managed by PAM.

     (a)  Amount Beneficially Owned:

               Pictet (London) Limited: 421,106 (indirect through PAM)
               PAM: 421,106

     (b)  Percent of Class:

               Pictet (London) Limited: 10.05% (indirect through PAM)
               PAM: 10.05%

     (c)  Number of shares as to which such person has:

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     Pictet (London) Limited (indirectly through PAM):

          (i)  sole power to vote or to direct the vote: 421,106

          (ii) shared power to vote or to direct the vote: None

          (iii) sole power to dispose or to direct the disposition of: 421,106

          (iv) shared power to dispose or to direct the disposition of: None

     PAM:

          (i)  sole power to vote or to direct the vote: 421,106

          (ii) shared power to vote or to direct the vote: None

          (iii) sole power to dispose or to direct the disposition of: 421,106

          (iv) shared power to dispose or to direct the disposition of: None

Item 5. Ownership of Five Percent or Less of a Class

     Not  applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     See answer to Item 2 (a)

Item 8. Identification and Classification of Members of the Group

     Not applicable.

Item 9. Notice of Dissolution of the Group

     Not applicable.

Item 10. Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Date: 3 April, 2006
                                              ----------------------------------

                                        /s/ David Cawthrow
                                        ----------------------------------------
                                        David Cawthrow
                                        Chief Compliance Officer

                         AGREEMENT OF REPORTING PERSONS

     The undersigned herby agree that the foregoing Schedule 13G is filed on behalf of each of the undersigned.

Pictet (London) Limited                 Pictet Asset Management Limited


By: /s/ David Cawthrow                  By: /s/ David Cawthrow
    ---------------------------------       ------------------------------------
    David Cawthrow, Chief Compliance        David Cawthrow, Chief Compliance
    Officer                                 Officer